UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2011

Commission File Number 001-34667

SEADRILL LIMITED

P.O. Box HM 1593
Par-la-Ville Place, 4th Floor
14 Par-la-Ville Road
Hamilton HM 08 Bermuda
(441)295-6935
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Seadrill Limited (the "Company"), dated August 25, 2011, announcing the Company’s financial results for the three months ended June 30, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED
(Registrant)

Dated: September 8, 2011	By	/s/ Georgina Sousa
Georgina Sousa
Secretary

Exhibit 99.1

Seadrill Limited (SDRL) - Second quarter 2011 results

Highlights
●	Seadrill generates second quarter 2011 EBITDA*) of US$579 million
●	Seadrill reports second quarter 2011 net income of US$645 million and earnings per share of US$1.34
●	Seadrill distributes quarterly cash dividend of US$0.75 per share
●	Seadrill records a US$416 million gain on realization of the Pride International Inc. shareholding (“Pride”)
●	Seadrill exercised its right to call and retire the US$750 million 2012 convertible bond
●	Seadrill ordered a new ultra-deepwater drillship for an all-in cost of US$600 million
●	Seadrill ordered a new tender barge rig for a total consideration of US$115 million and a new semi-tender rig for an all-in cost of US$200 million
●	Seadrill agreed to sell the jack-up rig West Juno for a total consideration of US$248.5 million
●	Seadrill agreed to sell the jack-up rig West Janus for a total consideration of US$73 million

Subsequent events
●	Seadrill acquired a 33.75 percent ownership stake in Asia Offshore Drilling Ltd through a private placement
●	Seadrill’s majority owned subsidiary, North Atlantic Drilling Ltd, takes delivery of the harsh environment jack-up rig West Elara
●	Seadrill completed the divestment of the jack-up rig West Juno for US$248.5 million in early July
●	Seadrill secures two three-year contracts for two jack-ups with a US$348 million revenue potential

*) EBITDA is defined as earnings before interest, depreciation and amortization equal to operating profit plus depreciation and amortization.

Condensed consolidated income statements
Second quarter results
Consolidated revenues for the second quarter of 2011 amounted to US$995million as compared to US$1,110 million in the first quarter. The reduction is due to de-consolidation of Archer Limited from end of February.

Operating profit for the quarter was US$430 million, compared with US$431 million in the preceding quarter. The quarter included increased contribution from floaters partly offset by reduced contribution from our jack-up rigs  and tender rigs.

Net financial items for the quarter amounted to a gain of US$264 million compared to a gain of US$441 million in the previous quarter. The reduction is mainly related to a US$90 million loss on derivative financial instruments compared to a US$41 million gain in the first quarter. In addition, this quarter included a gain on realization of our Pride position of US$416 million whereas the first quarter benefited from a US$477 million gain in connection with the deconsolidation of Archer Limited formerly known as Seawell Limited.

Income taxes for the second quarter were US$50 million compared to US$48 million in the first quarter.

Net income for the quarter was US$645 million and basic earnings per share of US$1.35.

Balance sheet
At the end of the second quarter total assets amounted to US$18,123 million, a decrease of US$450 million compared to the first quarter.

Total current assets decreased from US$2,765 million to US$1,965 million over the course of the quarter. The decrease was primarily related to the realization of our holding in Pride and to a reduced cash position.

Total non-current assets increased from US$15,808 million to US$16,158 million. The US$350 million increase was mainly due to increased book value of the rigs.

Total current liabilities decreased from US$2,312 million to US$2,066 million. Long-term interest bearing debt decreased from US$8,838 million to US$8,264 million over the course of the quarter. Net interest bearing debt was US$8,711 million compared to US$8,974 million as of March 31, 2011.

Total equity increased from US$6,206 million as of March 31, 2011 to US$7,077 million as of June 30, 2011. The increase is related to the conversion of convertible debt and contribution from net income for the quarter partly offset by dividends paid during the quarter.

Cash flow
As of June 30, 2011, cash and cash equivalents amounted to US$488 million, which corresponds to a decrease of US$336 million as compared to the previous quarter. At the same time, the Company had US$553 million in aggregated undrawn credit lines on its bank facilities. Net cash from operating activities for the period was US$253 million whereas net cash used in investing activities for the same period amounted to US$197 million, primarily related to yard installments on rigs. Net cash used in financing activities was US$392 million mainly due to payment of dividend and purchase of treasury shares.

Outstanding shares
As of June 30, 2011, the issued common shares in Seadrill Limited totaled 466,707,575 adjusted for our holding of 2,543,358 treasury shares. The number of shares outstanding increased from 443,088,509 as of March 31, 2011 due to issuance of 25,942,446 new shares in connection with conversion of US$721.2 million of convertible debt. At the end of June, there were 4.7 million options outstanding under various share incentive programs for management, out of which approximately 2.0 million are vested and exercisable.

Operations
Offshore drilling units
During the period, Seadrill had 43 offshore drilling units in operation (including five tender rigs owned by Varia Perdana) in North Europe, US Gulf of Mexico, South Americas, West Africa, Middle East and Southeast Asia. In addition, one unit was in transit to its first drilling assignment in Mexico, while two tender rig units undertook some preparation activities for their upcoming assignments at a yard in Singapore.

For our floaters (drillships and semi-submersible rigs) the economical utilization rate averaged 97 percent compared to 94 percent in the first quarter. The utilization for the floaters was adversely impacted by repair and maintenance of the blow out preventer (BOP) on the drillship West Polaris. For our jack-up rigs, the economical utilization in the second quarter was 92 percent as compared with 93 percent in the first quarter. The reason for the decrease was mainly related to relocation of a number of rigs between contracts, repair of bull gear equipment on Offshore Intrepid and BOP repairs on a couple of units. For our tender rigs on contract, the average economic utilization for the second quarter was 98 percent compared to 99 percent in the first quarter. If we include the semi-tender West Menang, which was at yard during the quarter, the tender rig economic utilization reduces to 88 percent.

Table 1.0 Contract status offshore drilling units
Unit	Current client	Area of location	Contract start	Contract expiry

Semi-submersible rigs
West Alpha **	BG Consortium	Norway	May 2009	May 2013
West Aquarius	Exxon	Southeast Asia/China	Feb 2009	Feb 2013
West Capricorn (NB*)		Singapore – Jurong Shipyard
West Eminence	Petrobras	Brazil	Jul 2009	Jul 2015
West Hercules	Husky	China	Nov 2008	May 2013
West Leo (NB*)		Singapore – Jurong Shipyard
West Orion	Petrobras	Brazil	Jul 2010	Jul 2016
West Pegasus (NB*)	PEMEX	Mexico	Aug 2011	Aug 2016
West Phoenix **	Total	Norway	Jan 2009	Dec 2014
West Sirius	BP	USA	Jul 2008	Jul 2014
West Taurus	Petrobras	Brazil	Feb 2009	Feb 2015
West Venture **	Statoil	Norway	Aug 2010	Jul 2015

Drillships
West Capella	Total	Nigeria	Apr 2009	Apr 2014
West Gemini	Total	Angola	Sep 2010	Sep 2012
West Navigator **	Shell	Norway	Jan 2009	Dec 2012
West Polaris	Exxon	Brazil	Oct 2008	Oct 2012
West Auriga (NB*)		South Korea – Samsung Shipyard
West Tellus (NB*)		South Korea – Samsung Shipyard
West Vela (NB*)		South Korea – Samsung Shipyard

HE Jack –ups
West Elara (NB*) **	Statoil	Singapore – Jurong Shipyard	Nov 2011	Nov 2016
West Epsilon **	Statoil	Norway	Dec 2010	Dec 2014
West Linus (NB*) **	ConocoPhillips	Singapore – Jurong Shipyard	Jan 2014	Dec 2018

BE Jack-up rigs
Offshore Courageous	Shell	Malaysia	Jan 2009	Jan 2013
Offshore Defender	Petrobras	Brazil	Mar 2010	Feb 2012
Offshore Freedom	Odfjell	Saudi Arabia / Kuwait	Jun 2009	May 2013
Offshore Intrepid	Odfjell	Saudi Arabia / Kuwait	May 2009	Nov 2012
Offshore Mischief	Anadarko	Brazil	Jul 2010	Jan 2012
Offshore Resolute	BHP Billiton	Vietnam	May 2011	Apr 2015
Offshore Vigilant	BHP Biliton	Trinidad & Tobago	Jul 2011	Nov 2011
West Ariel	VSP	Vietnam	Nov 2009	Dec 2011
West Callisto	Premier Oil	Indonesia	Aug 2010	Nov 2011
West Cressida	PTTEP	Thailand	Nov 2010	May 2014
West Janus***	PCPPOC	Malaysia	Aug 2008	Oct 2011
West Leda	PTTEP	Thailand	Jun 2011	Feb 2012
West Prospero	VSP	Vietnam	Nov 2010	Dec 2011
West Triton	CPOC	Malaysia	Dec 2010	Feb 2015
West Castor (NB*)		Singapore – Jurong Shipyard
West Tucana (NB*)		Singapore – Jurong Shipyard
West Telesto (NB*)		China – Dalian Shipyard
West Oberon (NB*)		China – Dalian Shipyard

Tender rigs
T4	Chevron	Thailand	Jul 2008	Jul 2013
T7	Chevron	Thailand	Nov 2006	April 2013
T11	Chevron	Thailand	May 2008	May 2013
T12	Chevron	Thailand	Apr 2011	Apr 2014
T15 (NB*)	Chevron	China – COSCO Shipyard	May 2013	May 2018
T16 (NB*)	Chevron	China – COSCO Shipyard	Nov 2013	Nov 2018
T17 (NB*)		China – COSCO Shipyard
West Alliance	Shell	Malaysia	Jan 2010	Jan 2015
West Berani	ConocoPhillips	Indonesia	Jan 2009	Dec 2012
West Jaya (NB*)	BP	In transit to Trinidad & Tobago	Sep 2011	Sep 2013
West Esperanza (NB*)		Singapore - Keppel FELS
West Menang	Murphy	Malaysia	Jul 2011	Jan 2013
West Pelaut	Shell	Brunei	Apr 2009	Mar 2015
West Setia	Chevron	Angola	Aug 2009	Aug 2012
West Vencedor	Chevron	Angola	Mar 2010	Mar 2015

*	Newbuilding under construction or in mobilization to its first drilling assignment.
**	Owned by our subsidiary NADL in which we own 75 percent of the outstanding shares.
***	Seadrill has entered into an agreement to sell the unit, a transaction, which is expected to be completed during the fourth quarter, 2011.

Next quarter operational events
We expect our third quarter 2011 earnings to be favorably impacted by the deepwater semi-submersible rig West Pegasus commencing operations in August, a full quarter in operation for the jack-up rig Offshore Resolute and improved contribution from the jack-up rig West Epsilon which received a reduced dayrate for a short period in the second quarter in connection with a yard-stay. In addition, the semi-tender West Menang will commence operations for Murphy in August after undergoing a yard-stay in the second quarter 2011. However, the third quarter will be adversely affected by 11 days downtime on the ultra-deepwater drillship West Polaris as well as loss of revenue following the divestment of the jack-up rig West Juno offset by a US$18 million gain on sale of the same rig.

Newbuilding program
Since the filing of our first quarter 2011 report in May, we have ordered a further semi-tender rig from Keppel FELS in Singapore bringing the total number of newbuild units under construction to 17. Total project price for this new rig, including project management, the drilling equipment set, spares, capitalized interest and operation preparation is estimated at US$200 million and delivery is scheduled for the second quarter 2013. The rig is based on a similar design and specification as the semi-tender, West Jaya, which was delivered from Keppel FELS earlier this year.

Out of the 17 units, six are ultra-deepwater units, two harsh environment jack-up rigs, four premium benign environment jack-up rigs, three tender rigs and two semi-tender rigs. West Pegasus recently commenced operations for PEMEX in Mexico while West Jaya is in transit to Trinidad and Tobago on a heavy-lift vessel following some additional outfitting in Singapore in accordance with customer requirements. Commencement of operations for BP in Trinidad and Tobago is scheduled for September this year.

Also in August, our majority owned subsidiary, North Atlantic, took delivery of the harsh environment jack-up rig West Elara. The rig is currently in transit to Norway where some final modification work in preparation for the long-term contract with Statoil will be undertaken. The rig is expected to arrive in Norway in October and commence operation for Statoil late November this year.

In the fourth quarter 2011, we will take delivery of the ultra-deepwater semi-submersible rigs West Capricorn and West Leo from the Jurong shipyard in Singapore. The remaining 12 units under construction are scheduled for delivery between the fourth quarter 2012, and third quarter 2013. The remaining payable yard installments are some US$3.1 billion in total.

For further information about the newbuilding program, see Note 6 to the financial accounts.

Operations in associated companies
Archer Limited (“Archer”)
Archer is an international oilfield service company listed on the Oslo Stock Exchange. We currently own 117,798,650 shares in Archer, which represents a gross value of US$587 million based on the closing share price of NOK26.92 on August 23, 2011. Archer contributed US$0 million to our second quarter net income compared to a loss of US$12 million in the first quarter. Contribution from Archer is reported as part of investment in associated companies under other financial items.

In early August, Archer announced the acquisition of the US drilling service company, Great White Energy Services. In light of the developments in the financial markets, the initially agreed purchase price was reduced from US$742 million to US$630 million on a cash and debt free basis. The transaction is fully financed by Archer’s existing bank syndicate through a combination of bank debt and a bridge facility, which is due on December 31, 2011. To expedite the financing, Archer's largest shareholders, Seadrill and Lime Rock, have given certain undertakings to the lending banks and the company including upholding their total ownership share in any equity offering.

Seadrill sees the growth of Archer as an opportunity to generate strategic value for its shareholders. The Board has considered various options including distribution of the Archer shares to Seadrill’s shareholder. The Board sees a great opportunity to add value by having a strong strategic shareholder in Archer at this stage when the company is going through a period of rapid growth. This decision might, however, change over time.

For more information on Archer, see their separate quarterly report published on www.archerwell.com.

For more information on Archer, see their separate quarterly report published on www.archerwell.com.

Asia Offshore Drilling Ltd (“AOD”)
In late June 2011, we acquired a 33.75 percent ownership stake in AOD in a private placement. The invested amount was US$54 million. AOD originally had two MOD-V B-Class jack-up rigs under construction at Keppel FELS in Singapore and option agreements for the construction of two further similar units. The proceeds from the private placement will be used to exercise the first of the two options. In addition to our ownership interest, it has also been agreed that Seadrill will assume the responsibility for the construction supervision, project management, as well as corporate and commercial management of AOD’s jack-up rigs. The contribution from AOD excluding the management fees will be reported as part of ‘investment in associated companies’ reported under other financial items.

For more information on AOD, see their separate quarterly report published on www.aodrilling.com.

Varia Perdana Bhd.
We have a 49 percent ownership interest in Varia Perdana Bhd, which owns and operates five self-erecting tender rigs. During the second quarter, the tender barge T3 worked for PTTEP in Thailand and T10 worked for Chevron in Thailand. The tender barge T6 completed work for Carigali Hess in the Malaysia - Thailand Joint Development Area while the Teknik Berkat worked for Petronas Carigali and T9 worked for Exxon Mobil Exploration & Production Malaysia. Varia Perdana contributed US$11 million to our second quarter earnings compared to US$12 million in the first quarter. Contribution from Varia Perdana is reported as part of investment in associated companies under other financial items.

SapuraCrest Bhd.
We have an ownership interest of 23.6 percent, or 301,132,020 shares, in the Malaysian oil service provider, SapuraCrest Bhd that is listed on the Malaysian Stock Exchange. Among other things, SapuraCrest owns 51 percent of Varia Perdana Bhd and has a strong foothold in the deepwater construction market in the Asia Pacific region. SapuraCrest is currently establishing a foothold in the Brazilian offshore construction market with assistance from Seadrill. Our holding in SapuraCrest has a gross value of some US$433 million based on the closing share price on August 23, 2011, compared to a book value of US$99 million. The market conditions for the company’s business remain attractive and it contributed US$6 million to our performance in the second quarter, slightly down from US$7 million in the first quarter. Contribution from SapuraCrest is reported as part of investment in associated companies under other financial items.

On July 11, 2011, Integral Key Sdn Bhd (“IKSB”) made an offer to acquire SapuraCrest Petroleum Bhd for a total consideration of RM5.87 billion, equivalent to RM4.60 per share. The acquisition consideration is to be satisfied by issuance of new shares in IKSB and a cash payment with split of 80% shares and 20% cash. On August 5, 2011, the Board of SapuraCrest Petroleum Bhd informed that they had evaluated the proposal and resolved to accept the offer from IKSB. The proposed merger, which is subject to a number of approvals, will be voted on in an Extraordinary General Meeting later this year. If the merger is consummated, Seadrill will based on the terms announced receive US$70 million in cash and will own approximately 11.8 percent of IKSB.

For more information on SapuraCrest, see their separate quarterly report published on www. sapuracrest.com.

Other investments in offshore drilling companies
Ensco plc
As a result of the merger between Pride International Inc (“Pride”) and Ensco plc (“Ensco”) our ownership interest in Pride has been converted into US$257 million in cash and 3.5 percent ownership interest in Ensco. The new holding in Ensco is currently comprised of direct ownership of 95,560 shares and forward contracts for 7,788,000 shares at an average strike price per share of US$52.7. Based on a closing share price of US$42.97 on August 23, 2011, our exposure has a gross value of some US$339 million.

New contracts and contract extensions
Subsequent to the filing of our 2011 first quarter report, we have entered into the following new contracts and contract extensions:

Late May, PTTEP awarded a nine-month contract to our jack-up rig West Leda, for operations offshore Thailand. The agreed daily rate is US$130,000.

In June, we secured a contract with a subsidiary of Santos Ltd for the jack-up rig Offshore Resolute. The expected duration for the three well drilling assignment is minimum 130 days, and the client has an option for two further wells. The agreed daily rate for operations offshore Bangladesh is US$135,000.

In August, additional work has been on a number of units;

We secured two three-year contracts for the jack-up rigs West Triton and Offshore Resolute with KJO (AL-Khafji Joint Operations) in the joint development zone between the Kingdom of Saudi Arabia and Kuwait. The agreed daily rates are US$145,000 and US$140,000, respectively. Both contracts include an option for KJO to extend the contract term by one more year.

We secured a 16 months contract extension with Chevron for the tender rig T7 for operations in Thailand. The agreed daily rate for the extension is US$88,000.

We received a notice from Exxon exercising their first out of three options for contract extension on the semi-submersible rig West Alpha. The extension is for 90 days at an agreed dayrate of US$477,500.

We were awarded a one-year extension for the jack-up rig Offshore Courageous by Shell for operations in Malaysia. The daily rate on the extension is US$134,500 including US$4,500 in bonus potential.

We received a letter of intent from Chevron for a one-year assignment for the semi-tender rig West Berani in Indonesia at a daily rate of US$170,000.

Furthermore, in the first quarter 2011 report, we announced a one-year extension with Husky for the ultra-deepwater semi-submersible rig West Hercules. This contract extension is subject to certain governmental approvals. These approvals have not been received as of today and as such, there is a risk that the extension may not materialize. In view of this, Seadrill is working on alternative employment and are optimistic that equal or better alternatives can be secured if the contract is not extended.

For more detailed information regarding dayrates and contract durations including escalation, currency adjustment or other minor changes to dayrates and duration profiles, see our fleet status report or news releases on the our web site www.seadrill.com.

Market development
The outlook and fundamentals for the oil and gas industry continue to look attractive in spite of the recent turmoil in the financial markets related to sovereign debt concerns in the Eurozone and the United States. An environment of historically high oil prices based on expected growth in oil and gas demand has led to increases in spending on exploration and development activities by our customers and higher demand for high specification units that can offer superior technical capabilities, operational flexibility and reliability, in shallow water as well as in deep and ultra-deep waters. In addition, high depletion rates for mature fields lead us to remain optimistic about the demand for drilling services from those contractors who can demonstrate the expertise to operate high specification drilling rigs. The current oil price should be viewed in light of a global geo-political climate characterized by ongoing political instability in the Middle East and North Africa as well as the uncertainty surrounding the world economy.

Ultra-deepwater floaters (>7,500 ft water)
The worldwide tendering of and contracting for ultra-deepwater units shows a healthy development. At the same time, the supply of ultra-deepwater rigs continues to grow as the number of newbuild orders placed after October 2010 has increased from 31 unit to 37 since the end of May. As a result of high demand, uncontracted ultra-deepwater newbuilds are being absorbed by oil companies prior to their deliveries from the yards. This has significantly reduced the number of ultra-deepwater rigs available in the next twelve months, dropping from 18 rigs in the fourth quarter 2010 to eight rigs currently available. Given the demand outlook, we expect that the newbuilds that have been ordered on speculation will continue to be absorbed into the market with no material adverse effect on utilization rates or dayrate levels over the next couple of years.

The Brazilian market has in particular demonstrated strong demand for additional ultra- deepwater rigs through active tendering and contracting activities. This improvement in sentiment has been supported by continued demand growth in Africa with ongoing opportunities in multiple areas including Nigeria, Angola, Ghana and Egypt. The drilling activity in the US Gulf of Mexico is still hampered by the effects of the tragic Macondo incident. While a number of permits have been issued already this year, ongoing regulatory uncertainty and the slow pace of permit approvals continues to discourage oil companies from making long-term commitments for work in this area. As a result, the number of floaters in the US Gulf of Mexico, which stood at 31 rigs prior to the Macondo incident, remains at only 25 rigs. We expect this to be short-term phenomenon and believe the number of rigs in operation will pick up again matching the pace of issuance of drilling permits. Together, the Gulf of Mexico, Brazil and West Africa continue to be the core focus areas of our customers’ ultra-deepwater exploration and production activities.

Premium jack-up rigs (>350 ft water)
The market for premium jack-up rigs continued to show measured improvement with strong interest from customers, increased tendering activity and upward trends in dayrates in most regions. As a result, eight new jack-up rigs have been ordered bringing the total number of newbuilds ordered since October last year to 48.

Oil companies remain attracted to the safety and efficiency gains offered by the newer and higher specification jack-up rigs, operated by prudent drilling contractors. Demand for high specification jack-up rigs continues to be strongest within the traditional Asia Pacific market where the majority of our fleet also operates. Demand has increased in the Arabian Gulf market over the course of the year and our recent long-term contracts for two rigs will facilitate a stronger presence in this growing market. Having four high specification jack-up rigs operating in this market early next year will position us for further growth in a region that typically offers long-term contract opportunities. In addition, demand is growing in a number of smaller markets and we continue to see opportunities in a variety of areas including West Africa, Central and South America.

At present, the current utilization in the premium jack-up market has remained above 98% as opposed to a 76% average for the global jack-up rig fleet.

Tender rigs
As for the other rig classes, our tender rig customers are increasingly focused on utilizing the services of contractors who can provide quality equipment along with operational experience. We continue to see strong interest from oil companies for the concept, which provides a versatile and cost effective alternative to a fixed or floating platform solution. The return on investment in this asset class remains attractive and combined with our optimistic view about the outlook for this asset class, we have recently ordered both an additional tender barge and an additional semi-tender on speculation to serve this growing market. These newbuild commitments are in line with our strategy to focus our efforts on owning and operating higher specification assets in all asset classes in which we operate. In addition to the traditional tender rig markets, we continue to see growing interest in this concept from other regions.

Corporate strategy, dividend and outlook
Seadrill is one of the leading offshore drilling companies in the global oil and gas industry with presence in all the important offshore regions. We are the second largest owner and operator of ultra-deepwater units in the industry, the largest owner and operator of self-erecting tender rigs and the largest owner and operator of modern premium jack-up rigs. Seadrill also has the most modern drilling fleet among the major rig operators.

Growth and Investments
We have since our incorporation followed a strategy to develop a fleet of new premium offshore drilling units through newbuild orders and targeted acquisitions of modern assets.
In line with this strategy, we have invested significantly in new rigs with enhanced technical capability over the last 12 months. The rig acquisitions and newbuild orders amount to some US$5 billion in this period, including five ultra-deepwater units, six jack-up rigs and four tender rigs, which have increased our fleet to a total of 60 units.

Our most recent investments have been the order of a new semi-tender rig at an estimated total price of US$200 million and the acquisition of a 33.75% ownership stake in Asia Offshore Drilling Limited, which has three jack-up rigs under construction and a fixed priced option for an additional fourth rig. These investments have been undertaken in line with our optimistic view on the outlook for our business and in particular demand for premium modern assets coupled with strong operational experience and track-record in all water depths. These are all high quality rigs that will meet our customers’ requirements and specifications. As an example we earlier this month agreed three year contracts for two of our modern jack-up rigs for operation in the joint development zone between the Kingdom of Saudi Arabia and Kuwait.

In line with this development and our strategy to continuously upgrade our fleet, we took the opportunity to dispose of our oldest jack-up, the 1985-built West Janus. The total contribution from the sale will be US$73 million providing us with a US$50 million gain on sale with closing of the transaction currently expected in October this year. The proceeds will be reinvested to fund delivery of new units.

In spite of the recent turbulence in the financial markets, we expect the demand for hydrocarbons to continue to increase. The oil and gas industry face challenges in replacing and increasing existing production accelerating a shift towards resources in more remote areas and in deeper waters, emphasizing the need for technically more advanced drilling units. There is no doubt that our customers have quality, equipment outfitting, capacity and asset integrity high on their agenda when they screen the market for suitable units for field developments. We are of the opinion that this focus will drive demand for new units further. In order to create flexibility to react to market developments and special customer requirements, we have reserved the right to build further nine newbuild at yards at predetermined price in addition to the 14 newbuilds already under construction at attractive construction prices. Such options include one ultra-deepwater drillship, six benign environment jack-up rig, one harsh environment jack-up and one tender rig.

On the market outlook, we see sound demand for premium drilling units in conventional waters as contracting activity has improved significantly over the course of the year. The recent oil discoveries in the North Sea as well as in the Barent Sea are creating long-term optimism in harsh environment. This is already a tight market when it comes to availability of modern assets. Attractive oil price and significant exploration successes in a number of regions over several years, are supporting a strong growth in ultra-deepwater development drilling. In general, we have seen a tightening supply-demand balance developing in the markets where we are represented.

Financial flexibility
We have increased our financial flexibility earlier this year through the closing of the IPO in North Atlantic Drilling that freed up approximately US$700 million in cash at the parent company level. Furthermore, we completed the conversion of US$721.5 million of convertible debt in May. As part of the North Atlantic Drilling transaction, we also hold US$500 million worth of North Atlantic bonds. In addition, we have a significant number of rigs that have not been used as securities for our debt. At present, the corresponding number of rigs is 20 of which 13 are newbuilds under construction. These units are estimated to have an aggregated market value of some US$5.7 billion compared to remaining yard installments related to the committed newbuild program of US$3.1 billion. Furthermore, we have currently a portfolio of liquid holdings of some US$950 million. As such, we are comfortable with our financial position to take delivery of the two new ultra-deepwater units at the end the year as well as the distribution of dividend.

Quarterly Cash Dividend
In the first quarter 2011 report, the Board increased the long-term quarterly dividend to US$0.70 based on improved market outlook for high quality drilling units and strong earnings visibility and decided to pay out an additional US$0.20 per share during the next four quarters, payable by US$0.05 per quarter. In line with this communication, the Board has resolved to pay out a dividend of US$0.75 per share for the second quarter 2011. The ex. dividend date is September 6, 2011, record date is September 8, 2011 and payment date is on or about September 20, 2011.

Other Significant Investments
We continue to hold various ownership interests in other listed offshore drilling and oil service companies. The current portfolio includes among others a 36.5% holding in Archer Limited, a 23.6% holding in SapuraCrest Bhd and a 3.5% holding in Ensco plc following its take over of Pride (in which we had a 9.3% stake) that was consummated in June.  We note that an offer has been filed with Malaysian Stock Exchange for SapuraCrest Bhd that has also been recommended by the Board of SapuraCrest. We are of the opinion that these holdings add significant flexibility to our Company financially. The Board evaluates the prospects of these investments on a continuous basis. At current market prices, the sale of these holdings could free up some US$950 million in cash proceeds.

Seadrill has historically been successful in investing in other offshore companies and projects. The Board will continue such investing activities that could be of either strategic or financial nature in companies that are considered to have undervalued modern assets with potential for revaluation.

Near term prospects
Our ambition is to deliver the highest overall shareholder return in our industry through dedicated and targeted focus on operational management, financial management and active portfolio management.

We continue to improve the operational predictability, cost performance, safety and environment (HSE) of our rig fleet. This quarter we saw improved economic utilization for our floaters, maintained high utilization for the tender rigs on contract but somewhat lower utilization on our benign environment jack-up rigs due to idle time between contracts and some equipment repair. In July and so far in August, we have had strong utilization performance for our rigs on contract and in operations. We continue to see a positive trend and development in this area.

Furthermore, we are on a monthly basis increasingly receiving positive and encouraging feedback from our major clients. This feedback confirms that Seadrill is established as top worldwide drilling contractor, which provides our clients with a first class reliable, efficient and safe service. The Board believes that such customer satisfaction over time will create unique opportunities for our Company. The Board wants to thank all employees for their contribution to this success.

This year the market conditions for ultra-deepwater units have tightened and there is at present a balance between demand and supply. We have two new ultra-deepwater rigs being delivered towards the end of the year that are now amongst the very first rigs available to the market. This makes us optimistic when it comes to securing work for these units at attractive terms. For our jack-up rigs and tender rigs, the outlook remains sound as well. We are already in advanced discussions regarding contract extensions and/or renewals for a number of rigs that are completing their existing contracts around year-end and early next year, which will contribute positively to our performance.

For the third quarter 2011, we expect our EBITDA to improve further as we increase the number of units in operation and see improved contribution from some of the existing units. Our ambition remains to grow our annual EBITDA to US$3 billion. Based on our newbuild orders and current underlying market fundamentals, the Board is of the opinion that this is a realistic target for the next two to three years.

The Board is excited about the increased activities in the ultra-deepwater market and is hopeful that this demand combined with the tight supply situation will push rates above the US$500,000 level in the next six months period.

The Board is confident that it will be able to deliver solid results and significant dividend payment to the shareholders in the years to come.

Forward Looking Statements
This report contains forward-looking statements. These statements are based on various assumptions, many of which are based, in turn, upon further assumptions, including Seadrill management’s examination of historical operating trends.

Including among others, factors that, in Seadrill’s view, could cause actual results to differ materially from the forward looking statements contained in this report are the following: (i) the competitive nature of the offshore drilling industry; (ii) oil and gas prices; (iii) technological developments; (iv) government regulations; (v) changes in economical conditions or political events; (vi) inability of Seadrill to obtain financing for the newbuilds or existing assets on favorable terms or at all; (vii) changes of the spending plan of our customers; (viii) changes in Seadrill’s operating expenses including crew wages; (ix) insurance; (x) dry-docking; (xi) repairs and maintenance; (xii) failure of shipyards to comply with delivery schedules on a timely basis; (xii) and other important factors mentioned from time to time in our reports filed with the United States Security Exchange Commission (“SEC”) and the Oslo Stock Exchange.

August 25, 2011
The Board of Directors
Seadrill Limited
Hamilton, Bermuda

Questions should be directed to Seadrill Management AS represented by:

Alf C Thorkildsen:	Chief Executive Officer
Esa Ikäheimonen:	Chief Financial Officer
Jim Daatland:	Vice President Investor Relations

Seadrill Limited

INDEX TO UNAUDITED INTERIM FINANCIAL STATEMENTS

Unaudited Consolidated Statements of Operations for the three and six months ended June 30, 2011 and 2010	Page 2

Unaudited Consolidated Statements of Comprehensive Income for the three and six months ended June 30, 2011 and 2010	Page 3

Unaudited Consolidated Balance Sheets as of June 30, 2011 and December 31, 2010	Page 4

Unaudited Consolidated Statements of Cash Flows for the six months ended June 30, 2011 and 2010	Page 5

Unaudited Consolidated Statements of Changes in Shareholders' Equity for the six months ended June 30, 2011	Page 7

Notes to Unaudited Interim Financial Statements	Page 8

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
for the three and six month periods ended June 30, 2011 and 2010

(In millions of US$)

	Three month period ended June 30,		Six month period ended June 30,
	2011	2010	2011	2010
Operating revenues
Contract revenues	968	886	2,049	1,696
Reimbursables	24	39	50	72
Other revenues	3	8	6	18
Total operating revenues	995	933	2,105	1,786

Operating expenses
Vessel and rig operating expenses	352	363	812	714
Reimbursable expenses	22	38	47	69
Depreciation and amortization	148	110	291	212
General and administrative expenses	43	39	95	76
Total operating expenses	565	550	1,245	1,071

Net operating income	430	383	860	715

Financial items
Interest income	5	9	12	28
Interest expenses	(80)	(58)	(156)	(106)
Share in results from associated companies	17	5	36	23
Gain/ (loss) on derivative financial instruments	(90)	(168)	(49)	(245)
Foreign exchange (loss)	(5)	0	(28)	0
Gain on remeasurement of previously held equity interest	0	111	0	111
Gain on bargain purchase	0	56	0	56
Gain on loss of control in subsidiary	0	0	477	0
Gain on realization of marketable securities	416	0	416	0
Other financial items	1	45	(2)	47
Total financial items	264	(0)	706	(86)

Income before income taxes	695	383	1,566	629

Income taxes	(50)	(54)	(98)	(83)
Net income	645	329	1,468	546

Net income attributable to the parent	615	316	1,431	512
Net income attributable to the non-controlling interest	30	13	37	34

Basic earnings per share (US$)	1.34	0.77	3.18	1.27
Diluted earnings per share (US$)	1.29	0.72	2.99	1.19
Declared regular dividend per share (US$)	0.75	0.61	1.50	1.21

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
 for the three and six  month periods ended June 30, 2011 and 2010

(In millions of US$)

	Three month period ended June 30,		Six month period ended June 30,
	2011	2010	2011	2010

Net income	645	329	1,468	546

Other comprehensive income/ (loss), net of tax:
Change in unrealized gain/ (loss) on marketable securities	(455)	(181)	(291)	(215)
Change in unrealized foreign exchange differences	5	(10)	28	(16)
Change in unrealized gain/ (loss) on interest rate swaps in subsidiaries	0	0	1	(2)
Change in unrealized gain/ (loss) on interest rate swaps in VIEs	1	(10)	8	(17)
Other comprehensive income/ (loss):	(449)	(201)	(254)	(250)

Total comprehensive income for the period	196	128	1,214	296

Comprehensive income attributable to the parent	165	127	1,159	283
Comprehensive income attributable to the non-controlling interest	31	1	55	13

Accumulated other comprehensive income as per June 30, 2011 and December 31, 2010:

The total balance of accumulated other comprehensive income is made up as follows:	June 30, 2011	December 31, 2010

Unrealized gain on marketable securities	1	292
Unrealized gain on foreign exchange	114	96
Actuarial gain relating to pension	(15)	(15)
Unrealized gain/ (loss) on interest rate swaps in subsidiaries	0	(1)
Unrealized gain/ (loss) on interest rate swaps in VIEs	(49)	(49)
Accumulated other comprehensive income	51	323

Note: All items of other comprehensive income/ (loss) are stated net of tax.

The applicable amount of income taxes associated with each component of other comprehensive income is $0 due to the fact that the items relate to companies domiciled in non-taxable jurisdictions. However for actuarial loss related to pension, the applicable amount of income taxes is US$4.2 million as this item is related to companies domiciled in Norway where the tax rate is 28%.

See accompanying notes that are an integral part of these Consolidated Financial Statements.

Seadrill Limited

UNAUDITED CONSOLIDATED BALANCE SHEETS

(In millions of US$)

ASSETS	June 30, 2011	December 31, 2010
Current assets
Cash and cash equivalents	488	755
Restricted cash	170	155
Marketable securities	40	598
Accounts receivables, net	759	828
Amount due from related party	158	140
Other current assets	350	407
Total current assets	1,965	2,883
Non-current assets
Investment in associated companies	947	205
Newbuildings	2,519	1,247
Drilling units	10,795	10,795
Goodwill	1,320	1,676
Other intangible assets	0	57
Restricted cash	307	305
Deferred tax assets	6	30
Equipment	17	158
Other non-current assets	247	141
Total non-current assets	16,158	14,614
Total assets	18,123	17,497
LIABILITIES AND EQUITY
Current liabilities
Current portion of long-terrn. debt	977	981
Trade accounts payable	47	95
Other current liabilities	1,042	1,439
Total current liabilities	2,066	2,514
Non-current liabilities
Long-term interest bearing debt	8,264	8,176
Long-term debt to related party	435	435
Deferred taxes	95	181
Other non-current liabilities	186	255
Total non-current liabilities	8,980	9,046
Commitments and contingencies
Equity
Common shares of par value US$2.00 per share:
800,000,000 shares authorized
466,707,575 outstanding at June 30, 2011
(December, 31 2010: 443,125,691 )	934	886
Additional paid in capital	2,051	1,217
Contributed surplus	1,956	1,956
Accumulated other comprehensive income	51	323
Accumulated earnings	1,718	1,016
Non-controlling interest	367	539
Total equity	7,077	5,937
Total liabilities and equity	18,123	17,497

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS
for the six month periods ended June 30, 2011 and 2010

(In millions of US$)

	Six month period ended June 30,
	2011	2010
Cash Flows from Operating Activities
Net income/ (loss)	1,468	546
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	291	212
Amortization of deferred loan charges	18	13
Amortization of unfavorable contracts	(18)	(20)
Amortization of favorable contracts	12	0
Amortization of mobilization revenue	(45)	(35)
Share of results from associated companies	(36)	(23)
Share-based compensation expense	6	8
Unrealized (gain)/ loss related to derivative financial instruments	39	129
Dividend received from associated company	0	25
Deferred income tax expense	51	55
Unrealized foreign exchange loss (gain) on long term interest bearing debt	19	(24)
Non cash gain recognized related to acquisition of subsidiary	0	(167)
Non cash gain recognized related to realization of marketable securities	(416)	0
Non cash gain recognized related to loss of control	(477)	0
Changes in operating assets and liabilities, net of effect of acquisitions
Unrecognized mobilization fees received from customers	12	26
Trade accounts receivable	(19)	(21)
Trade accounts payable	(26)	(26)
Prepaid expenses/accrued revenue	(43)	(88)
Other, net	(2)	(73)
Net cash provided by operating activities	762	537

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS
for the six month periods ended June 30, 2011 and 2010

 (In millions of US$)

	2011	2010
Cash Flows from Investing Activities
Additions to newbuildings	(1,438)	(1,028)
Additions to rigs and equipment	(65)	(122)
Change in margin calls and other restricted cash	4	(115)
Proceed from repayment of short term loan to related parties	0	90
Investment in subsidiaries, net of cash acquired	(26)	7
Cash deconsolidated upon loss of control in subsidiary	(127)	0
Investment in associated companies	0	(8)
Short term loan granted to related parties	0	(160)
Proceeds from realization of marketable securities	125	162
Net cash used in investing activities	(1,527)	(1,174)

Cash Flows from Financing Activities
Proceeds from debt	3,950	1,133
Repayments of debt	(2,948)	(349)
Debt fees paid	(34)	(13)
Change in current liability related to share forward contracts	0	(75)
Contribution (to) / from non-controlling interests	(70)	0
Contribution from non-controlling interests related to private placement	425	0
Proceeds from issuance of equity	0	318
Purchase of treasury shares	(111)	(22)
Proceeds from sale of treasury shares	8	6
Dividends paid	(729)	(214)
Net cash provided by financing activities	491	784

Effect of exchange rate changes on cash and cash equivalents	7	(5)

Net increase / (decrease) in cash and cash equivalents	(267)	142
Cash and cash equivalents at beginning of the year	755	460
Cash and cash equivalents at the end of period	488	602

Supplementary disclosure of cash flow information
Interest paid	(139)	(132)
Taxes paid	(72)	(41)

See accompanying notes that are an integral part of these Consolidated Financial Statements.

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the six months ended June 30, 2011

(In millions of US$)

	Share Capital	Additional paid-in capital	Contributed surplus	Accumulated OCI	Retained earnings	NCI	Total Equity

Balance at December 31, 2010	886	1,217	1,956	323	1,016	539	5,937
Sale of treasury shares	1	7					8
Purchase of treasury shares	(6)	(105)					(111)
Employee stock options issued		6					6
Private placement in subsidiary		256				169	425
Unrealized gain/(loss) on marketable securities				(291)			(291)
Foreign exchange differences				18		10	28
Change in unrealized (loss) on interest rate swaps in VIEs						8	8
Change in unrealized (loss) on interest rate swaps in subsidiaries				1			1
Dividend payment					(729)		(729)
Dividend paid to Non-controlling interests in VIE						(23)	(23)
Paid to Non-controlling interest in VIE		(4)				(43)	(47)
Deconsolidation of subsidiary						(330)	(330)
Induced conversion of convertible bonds	53	674					727
Net income					1,431	37	1,468
Balance at June 30, 2011	934	2,051	1,956	51	1,718	367	7,077

See accompanying notes that are an integral part of these Consolidated Financial Statements.

Unaudited notes to the condensed financial statements

Note 1- General information

Seadrill Limited ("we", "the Company", or "our") is a publicly listed company on the New York Stock Exchange and the Oslo Stock Exchange. We were incorporated in Bermuda in May 2005. Assisted by the acquisition of other companies and investment in newbuildings, we have developed into an international offshore drilling contractor providing services within drilling and well services, and as of June 30, 2011 we owned and operated 39 offshore drilling units, and have additionally 17 units under construction. Our versatile fleet consists of drillships, jack-up rigs, semi-submersible rigs and tender rigs for operations in shallow and deepwater areas, as well as benign and harsh environments.

In addition to owning and operating offshore mobile drilling units and tender rigs, we provide platform drilling, well intervention and engineering services through the separately Oslo Stock Exchange listed company Seawell Limited, now renamed Archer Ltd ("Archer"), a Bermuda company in which we owned 52.3% up to the end of February 2011. Our ownership has been reduced to 36.4% and as a consequence of this, Archer is no longer fully consolidated into our financial statements, but is instead classified as an investment in an associated company.

As used herein, and unless otherwise required by the context, the term "Seadrill" refers to Seadrill Limited and the terms "Company", "we", "Group", "our" and words of similar import refer to Seadrill and its consolidated companies. The use herein of such terms as group, organization, we, us, our and its, or references to specific entities, is not intended to be a precise description of corporate relationships.

Basis of presentation

The unaudited interim consolidated financial statements are presented in accordance with generally accepted accounting principles in the United States of America (US GAAP) for interim financial information. The unaudited interim consolidated financial statements do not include all of the disclosures required in complete annual financial statements. These interim financial statements should be read in conjunction with our financial statements as at December 31, 2010. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair statement have been included.

Significant accounting policies

As of this quarter, we have reported Unbilled revenue under the Accounts Receivable line in the Balance Sheet, instead of having it as part of the Other Current Assets line. We have adjusted December 2010 figures for comparison.

Other than that, the accounting policies adopted in the preparation of the unaudited interim financial statements are consistent with those followed in the preparation of our annual consolidated financial statements and accompanying notes for the year ended December 31, 2010.

Unaudited notes to the condensed financial statements

Note 2– Segment information

Operating segments

We provide offshore drilling services to the oil and gas industry. Our business has been organized into segments based on differences in management structure and reporting, economic characteristics, customer base, asset class and contract structure.

We have in 2010 and 2011 significantly expanded our fleet of drilling rigs through acquisitions of new rigs and newbuilding orders. In response to this development and the deconsolidation of Archer, management has reviewed our internal reporting structure including the operating and reporting business segments. This review has resulted in a change in our reporting segments reflecting how the Board and our directors assess performance and allocates resources. This change had effect from January 1, 2011, but the segments have also been retrospectively recasted for comparison sake.

We currently operate in the following three segments:

Floaters: We offer services encompassing drilling, completion and maintenance of offshore exploration and production wells. The drilling contracts relate to semi-submersible rigs and drillships for harsh and benign environments in mid-, deep- and ultra-deep waters.

Jack-up rigs: We offer services encompassing drilling, completion and maintenance of offshore exploration and production wells. The drilling contracts relate to jack-up rigs for operations in harsh and benign environment.

Tender rigs: We offer services encompassing drilling, completion and maintenance of offshore production wells in Southeast Asia, West Africa and the Americas. The drilling contracts relate to self-erecting tender rigs and semi-submersible tender rigs.

Segment results are evaluated on the basis of operating profit, and the information given below is based on information used for internal reporting. The accounting principles for the segments are the same as for our consolidated financial statements.

Total operating revenues (excluding gain on sale of drilling units)
(In millions of US$ )	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010
Floaters	640	503	1,264	994
Jack-up rigs	191	117	394	207
Tender rigs	137	122	263	212
Well Services *	0	144	128	283
Total	968	886	2,049	1,696

* Represents the activity up to the time of deconsolidation in February 2011.

Unaudited notes to the condensed financial statements

Depreciation and amortization

(In millions of US$ )	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010
Floaters	86	70	175	138
Jack-up rigs	37	19	71	36
Tender rigs	25	16	39	27
Well Services*	0	5	6	11
Total	148	110	291	212

* Represents the activity up to the time of deconsolidation in February 2011.

Operating income - net income

(In millions of US$ )	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010
Floaters	341	269	653	523
Jack-up rigs	49	40	113	72
Tender rigs	40	55	89	89
Well Services*	0	19	5	31
Operating income	430	383	860	715
Unallocated items:
Total financial items	264	0	706	(86)
Income taxes	(50)	(54)	(98)	(83)
Net income	645	329	1,468	546

* Represents the activity up to the time of deconsolidation in February 2011.

Total Assets

(In millions of US$ )	June 30, 2011	December 31, 2010
Floaters	12,755	11,831
Jack-up rigs	4,176	3,531
Tender rigs	1,192	1,148
Well Services*	-	987
Total	18,123	17,497

* Deconsolidated in February 2011.
.

Unaudited notes to the condensed financial statements

Note 3 – Earnings per share

The computation of basic earnings per share ("EPS") is based on the weighted average number of shares outstanding during the period. Diluted EPS includes the effect of the assumed conversion of potentially dilutive instruments.

The components of the numerator for the calculation of basic and diluted EPS are as follows:

(In millions of US dollar)	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010
Net income available to stockholders	615	316	1,431	512
Effect of dilution	15	18	31	36
Diluted net income available to stockholders	630	334	1,462	548

The components of the denominator for the calculation of basic and diluted EPS are as follows:

(Numbers in million)	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010
Basic earnings per share:
Weighted average number of common shares outstanding	457	410	450	404
Diluted earnings per share:
Weighted average number of common shares outstanding	457	410	450	404
Effect of dilutive share options	2	1	2	2
Effect of dilutive convertible bonds	29	55	37	55
	488	466	489	461

Note 4 – Marketable securities

The historic cost of marketable securities is marked to market, with changes in fair value recognized as "Other comprehensive income".

Marketable securities held by us include approximately 3.5% of the issued shares of Ensco plc. ("Ensco"), 9.2% of the issued shares of Seahawk Drilling Inc. ("Seahawk"), 81.1% of the partially redeemed Petromena NOK2,000 million bond ("Petromena") and 3.3% of Golden Close Maritime bond ("Golden Close"). Marketable securities and changes in their carrying value are as follows:

Unaudited notes to the condensed financial statements

(In millions of US $)	Pride	Ensco	Seahawk	Petromena	Golden Close	Total

Historic cost at December 31, 2010	268	-	10	13	15	306
Fair Market value adjustments recognized via OCI as of December 31, 2010	276	-	-	16	-	292
Net book value at December 31, 2010	544	-	10	29	15	598
Additions	-	5	-	-	-	5
Fair market value adjustments recognized via OCI	140	-	-	(16)	1	125
Release of OCI into profit & loss	(416)	-	-	-	-	(416)
Realization of historic cost	(268)	-	-	-	-	(268)
Other than temporary impairments	-	-	(4)	-	-	(4)
Historic cost at June 30, 2011	-	5	6	13	15	39
Fair Market value adjustments recognized via OCI as of June 30, 2011	-	-	-	-	1	1
Net book value at June 30, 2011	-	5	6	13	16	40

As of June 30, 2011, we determined that the decline in fair value of the Seahawk investment was other than temporary based preliminary upon its evaluation of the severity of the excess of its cost basis over the market price of the security and prospects for recovery within 2011. As a result of this evaluation we recognized an impairment charge so that its adjusted cost basis as of June 30 -2011 was equal to the market price of the securities. A loss of US$4 million has been classified as other financial items during the first six months of 2011.

On February 7, 2011, Ensco plc ("Ensco") (NYSE: ESV) and Pride (NYSE: PDE) jointly announced that they have entered into a definitive merger agreement under which Ensco will combine with Pride in a cash and stock transaction. The definitive merger agreement has been unanimously approved by each company's board of directors and the completion of the acquisition was announced on May 31, 2011. Under the terms of the merger agreement, Pride stockholders received 0.4778 newly-issued shares of Ensco plus $15.60 in cash for each share of Pride common stock.

The Ensco transaction represented a realization of the former Pride positions and the accumulated OCI effect of $416 million has been released into the profit and loss statement. Furthermore, most of the new Ensco positions are held via forward contracts which are treated as derivatives, with changes in fair value recognized over the profit and loss statements.

Note 5 – Gain/ (loss) on derivative financial instruments

The year to date loss of US$ 49 million in our Statement of Operations consist of the following:

Total Return Swaps (TRS):
We have a TRS agreement with 2,000,000 Seadrill Limited shares as underlying security, with a reference price of NOK 188.26 and expiry on September 7, 2011. The total realized and unrealized gain related to the TRS agreements amounted to US$1 million for the six months ended June 30, 2011 and is recognized in the statement of operations as gain/(loss) on derivative financial instruments.

Interest-rate swap agreements and forward exchange contracts:
Total realized and unrealized loss on interest-rate swap agreements, not qualified for hedge accounting, and forward exchange contracts amounted to US$62 million for the six months ended June 30, 2011. The loss is recognized in the statement of operations as gain/ (loss) on derivative financial instruments.

Other derivative instruments:
Total realized and unrealized gain on other derivative instruments amounted to US$12 million for the six months ended June 30, 2011.

Unaudited notes to the condensed financial statements

Note 6 – Newbuildings

(In millions of US$ )
Opening balance at December 31, 2010	1,247
Additions	1,502
Re-classified as drilling units	(230)
Closing balance at June 30, 2011	2,519

In 2011, additions to newbuildings are principally related to acquisition of rigs and yard installments, but also include capitalized interest expenses and loan-related costs amounting to US$35 million.

Newbuildings as at June 30, 2011, are as follows:

Drilling unit	Yard	Delivery date	Estimated total project price	Book Value as of March 31, 2011
			US$millions	US$millions
Jack-up rigs
West Elara	Jurong	3Q 2011	415	141
West Telesto	Dalian	4Q 2012	190	19
West Tucana	Jurong	4Q 2012	200	37
West Castor	Jurong	1Q2013	200	37
West Oberon	Dalian	1Q 2013	190	18
West Linus	Jurong	3Q 2013	530	91
Tender rigs
West Jaya	Keppel	1Q 2011(*)	210	226 (**)
T-15	Nantong	4Q 2012	113	15
T-16	Nantong	1Q 2013	113	15
T-17	Nantong	1Q 2013	115	13
West Esperanza	Keppel	2Q 2013	200	28
Semi-submersible rigs
West Capricorn	Jurong	4Q 2011	640	446
West Pegasus	Jurong	1Q 2011(*)	550	568
West Leo	Jurong	4Q 2011	650	464
Drillships
West Auriga	Samsung	1Q 2013	600	134
West Vela	Samsung	2Q 2013	600	134
West Tellus	Samsung	2Q 2013	600	133
			6,116	2,519
(*) Not commenced operations
(**) Due certain equipment upgrades, we will be compensated by increasing dayrate taken to income over the contract period.

Refer also note 14 (commitments and contingencies) for an overview of the maturity schedule for remaining yard installments.

Unaudited notes to the condensed financial statements

Note 7 – Drilling units

(In millions of US$)	June 30, 2011	December 31, 2010
Cost	12,206	11,927
Accumulated depreciation	(1,411)	(1,132)
Net book value	10,795	10,795

Depreciation expense was US$279 million and US$203 million for the six months ended June 30, 2011 and 2010, respectively.

Note 8– Equipment

Equipment consists of office equipment, furniture and fittings.

(In millions of US $)	June 30, 2011	December 31, 2010
Cost	30	279
Accumulated depreciation	(13)	(121)
Net book value	17	158

Depreciation expense was US$12 million and US$ 9 million for the six months ended June 30, 2011 and 2010, respectively.

Note 9 – Goodwill

In the six months period ended June 30, 2011 there was no impairment losses. Goodwill balance and changes in the carrying amount of goodwill are as follows:

(In millions of US $)	Period ended June 30, 2011	Year ended December 31, 2010
Net book balance at beginning of period	1,676	1,596
Goodwill acquired during the period	-	85
Goodwill derecognized related to loss of control in subsidiary	(356)	-
Impairment losses	-	-
Currency adjustments	-	(5)
Net book balance at end of period	1,320	1,676

Unaudited notes to the condensed financial statements

Note 10 – Long-term interest bearing debt and interest expenses

(In millions of US $)	June 30, 2011	December 31, 2010

Credit facilities:
US$1,500 facility	-	1,060
US$800 facility	283	636
US$585 facility	362	387
US$100 facility	77	80
US$1,500 facility	1,136	1,027
US$1,200 facility	1,067	1,133
US$700 facility	665	700
$550 million secured multi currency credit facility (Archer)	-	189
NOK other loans and leasings (Seawell)	-	5
US$1,121 facility	859	0
US$2,000 facility (North Atlantic Drilling)	1,700	0
US$170 facility	97	101
Total Bank Loans + other	6,246	5,318

Debt recorded in consolidated VIE's:

US$700 facility	508	546
US$1,400 facility	1,017	1,099
Total Ship Finance Facilities	1,525	1,645

Bonds and convertible bonds:
Bonds	570	552
Convertible bonds	538	1,287
Total bonds	1,108	1,839

Other credit facilities with corresponding restricted cash deposits:	362	355

Total interest bearing debt	9,241	9,157
Less: current portion	(977)	(981)
Long-term portion of interest bearing debt	8,264	8,176

The outstanding debt as of June 30, 2011 is repayable as follows:
(In millions of US $) Year ending December 31
2011	525
2012	1,178
2013	2,164
2014	1,396
2015 and thereafter	4,090
Effect of amortization of convertible bond	(112)
Total debt	9,241

Unaudited notes to the condensed financial statements

In January 2011 a US$1.1 billion secured credit facility was entered into to fund the acquisition of the two ultra-deepwater semi-submersible drilling rigs West Pegasus and West Leo. These two units were pledged as security for the facility which bears interest at LIBOR plus a margin and is repayable over a term of seven years. At maturity a balloon payment of $498 million is due.

In April 2011, our subsidiary North Atlantic Drilling announced that it signed a US$2.0 billion loan facility. The facility has a six-year tenor, has interest rate of Libor plus margin and has a balloon installment of US$1.0 billion at maturity.

Convertible bonds:

In October 2010 we issued at par US$650 million of senior unsecured convertible bonds. Interest on the bonds is fixed at 3.375%, payable semi-annually in arrears. The bonds are convertible into Seadrill Limited common shares at any time up to ten banking days prior to October 27, 2017. The conversion price at the time of issuance was US$38.9172 per share, representing a 30% premium to the share price at the time. Since then, dividend distributions have reduced the conversion price to US$36.51. The conversion price does not reflect the resolved dividend announced in connection with this quarterly report. For accounting purposes US$121 million was allocated to the bond equity component and US$529 million to the bond liability component at the time of issuance. This is due to the cash settlement option stipulated in the bond agreement. Unless previously redeemed, converted or purchased and cancelled, the bonds mature in October 2017.

On December 16th 2010, we announced a conversion incentive period for holders of up to US$250 million of our US$1 billion principal amount convertible bond due 2012. We accepted for early conversion of US$250 million in principal amount (being the "maximum conversion amount"). In May 2011 we exercised the embedded call option and, as a consequence, the remaining convertible bonds outstanding were settled. Bondholders representing US$721.2 million had requested conversion within the conversion date stipulated in the loan agreement, while the other US$28.2 million were redeemed at par.

Covenants- Credit facilities:
We have various covenants relating to its credit facilities. These mainly consist of minimum liquidity requirements, interest coverage ratio, current ratio, equity ratio and leverage ratio - for more details see Annual Report 2010.

Note 11 – Share capital

	June 30, 2011		December 31, 2010
All shares are common shares of US$2.00 par value each	Shares	US$ millions	Shares	US$ millions
Authorized share capital	800,000,000	1,600.0	800,000,000	1,600.0

Issued and fully paid share capital	469,250,933	939	443,308,487	887
Treasury shares held by Company	(2,543,358)	(5)	(182,796)	(1)
Shares issued and outstanding	466,707,575	934	443,125,691	886

Unaudited notes to the condensed financial statements

Note 12 – Related party transactions

We have entered into sale and leaseback contracts for several drilling units with Ship Finance International Limited ("Ship Finance"), a company in which our principal shareholders Hemen Holding Ltd and Farahead Investments Inc (hereafter jointly referred to as "Hemen") and companies associated with Hemen have a significant interest. Hemen is controlled by trusts established by the Company's President and Chairman Mr. John Fredriksen for the benefit of his immediate family. We have determined that the Ship Finance subsidiaries, which own the units, are variable interest entities (VIEs), and that we are the primary beneficiary of the risks and rewards connected with the ownership of the units and the charter contracts. Accordingly, these VIEs are fully consolidated in our consolidated accounts. The equity attributable to Ship Finance in the VIEs is included in non-controlling interests in our consolidated accounts.

In the six month period ended June 30, 2011, we incurred the following lease costs on units leased back from Ship Finance subsidiaries:

Rig
West Prospero	7
West Polaris	62
West Hercules	63
West Taurus	56
Total	188

On July 1, 2010, the VIE companies SFL Deepwater and SFL Polaris declared and paid a dividend of US$290 million and US$145 million respectively to Ship Finance International Limited (SFIL). SFIL simultaneously granted loans to SFL Deepwater and SFL Polaris of the same amounts with an interest rate of 4.5%. These loans are presented as long term debt to related parties in our balance sheet as of June 30, 2011.

On June 24, 2011, we entered into a share sale and purchase agreement with Ship Finance, where we acquired all the shares of Rig Finance II Limited, which was the owner of West Prospero. The acquisition price for the shares amounted to US$47 million. This transaction is accounted for as an equity transaction and no gain or loss is recognized.

Unaudited notes to the condensed financial statements

Note 13 – Fair value of financial instruments

The fair values of our financial instruments are measured on a recurring basis. The fair values, their basis of measurement and the balance sheet carrying values at June 30, 2011, are as follows:

	Fair value	Fair value measurements at reporting date using			Carrying value

		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs

(In millions of US $)	June 30, 2011	(Level 1)	(Level 2)	(Level 3)	June 30, 2011
Assets:
Marketable securities	40	11		29	40
Currency forward contracts – short term receivable	23		23		23
TRS equity swap contracts	3		3		3
Other derivative instruments- short term receivable	11		11		11
Total assets	77	11	37	29	77

Liabilities:
Interest rate swap contracts – short term payables	178		178		178
Total liabilities	178		178		178

Roll forward of fair value measurements using unobservable inputs (Level 3):

(In millions of US $)
Beginning balance January 1, 2011	44
Changes in fair value of bonds	-15
Ending balance June 30, 2011	29

ASC Topic 820 Fair Value Measurement and Disclosures (formerly FAS 157) emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, ASC Topic 820 establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within levels one and two of the hierarchy) and the reporting entity's own assumptions about market participant assumptions (unobservable inputs classified within level three of the hierarchy). Level one input utilizes unadjusted quoted prices in active markets for identical assets or liabilities that we have the ability to access. Level two inputs are inputs other than quoted prices included in level one that are observable for the asset or liability, either directly or indirectly. Level two inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability, other than quoted prices, such as interest rates, foreign exchange rates and yield curves that are observable at commonly quoted intervals. Level three inputs are unobservable inputs for the asset or liability, which are typically based on an entity's own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

Unaudited notes to the condensed financial statements

Quoted market prices are used to estimate the fair value of marketable securities, which are valued at fair value on a recurring basis.

The fair value of total return equity swaps is calculated using the closing prices of the underlying listed shares, dividends paid since inception and the interest rate charged by the counterparty.

The fair values of interest rate swaps and forward exchange contracts are calculated using well-established independent valuation techniques applied to contracted cash flows and LIBOR and NIBOR interest rates as at June 30, 2011.

The fair value of other derivative instruments is calculated using the closing prices of the underlying financial securities.

Note 14 – Commitments and contingencies

Purchase Commitments
At June 30, 2011, we had seventeen contractual commitments under newbuilding contracts. The contracts are for the construction of three semi-submersible rigs, six jack-up rigs, three drillships and five tender rigs. The units are scheduled to be delivered in 2011, 2012 and 2013. As of June 30, we have paid US$2,519 million to the construction yards including other payments on the newbuildings, and are committed to make further payments amounting to US$3,631 million. These amounts include contract variation orders, spares, accrued interest expenses, construction supervision, operation preparation and mobilization.

The maturity schedule for the remaining payments is as follows:
Maturity schedule for yard installments as of June 30, 2011 (In millions of US dollar)
2011	654
2012	433
2013	2,544
Total	3,631

Legal Proceedings:

We are a party, as plaintiff or defendant, to several lawsuits in various jurisdictions for demurrage, damages, off-hire and other claims and commercial disputes arising from the operation of its drilling units, in the ordinary course of business or in connection with its acquisition activities.  We believe that the resolution of such claims will not have a material adverse effect on our operations or financial condition. Our best estimate of the outcome of the various disputes has been reflected in our financial statements as of June 30, 2011.

Unaudited notes to the condensed financial statements

Note 15 – Gain on realization of marketable securities

On February 7, 2011, Ensco plc ("Ensco") (NYSE: ESV) and Pride International, Inc. ("Pride") (NYSE: PDE) jointly announced that they have entered into a definitive merger agreement under which Ensco will combine with Pride in a cash and stock transaction. On May 31, 2011, Ensco announced the completion of its acquisition of Pride International, after both companies received shareholder approvals. Under the terms of the merger agreement, Pride stockholders received 0.4778 newly-issued shares of Ensco plus US$15.60 in cash for each share of Pride common stock.

The merger represents a realization of our previously held Pride positions. The accumulated other-comprehensive income effect related to our holding in Pride amounted to US$416 million as of May 31, 2011. This amount has been released into the profit and loss statement upon our acceptance of the Ensco offer, and the gain is presented on a separate line item in our financial statements. The cash effect of this transaction was US$125 million received in second quarter of 2011, in addition to this we will receive additional US$16 million in third quarter 2011.

Note 16 – Gain on loss of control in subsidiary

On August 13, 2010 our previously held subsidiary Archer announced that their Board of Directors had unanimously approved a definitive merger agreement providing for the acquisition of Allis-Chalmers by Seawell and that the name of the new company would be Archer.

On February 23, 2011, the stockholders in Allis-Chamlers also approved the merger agreement and a plan of merger, involving Allis-Chalmers, Seawell and Wellco Sub Company, pursuant to which Allis-Chalmers would become a subsidiary of Seawell.

We currently hold 117,798,650 shares in Archer. Based on closing share price of NOK34.00 on February 23, 2011, this ownership has a gross value of some US$711 million. As a consequence of the merger, our ownership interest in Archer was reduced from 52.3 percent to 36.5 percent, and we have then concluded that our holding in Archer is neither quantitatively nor qualitatively material in respect of the ASC 810 consolidation determination. As such, Archer was deconsolidated as of February 23, 2011.

A change in control is considered a remeasurement event; therefore, upon losing control of Archer, we have remeasured at fair value any retained equity interest in the former subsidiary.

The gain recognized on a separate line item in our consolidated financial statements as of June 30, 2011 has been calculated as follows:

(In millions of US dollar)
Fair value of the consideration received	0
Fair value of the retained non-controlling investment	711
The carrying amount of non-controlling interest in Archer	330
The carrying amount of Archers assets and liabilities	(564)
Total gain	477

Unaudited notes to the condensed financial statements

Note 17 – Subsequent Events

On June 21, Seadrill entered into an agreement to sell the 1985 built jack-up drilling rig West Janus to Harrington LLC in Dubai for a total consideration of US$73 million. Seadrill expects to record a gain on the sale in excess of US$50 million upon completion of the rig's present drilling assignment in the second half of 2011.

On July 1, Seadrill participated in a private placement in Asia Offshore Drilling Limited and has been allocated shares for US$54 million which corresponds to a 33.75 percent ownership stake.
Furthermore, it has been agreed that Seadrill will be responsible for the construction supervision, project management, and commercial management of all of Asia Offshore Drilling's jack-up rigs. Asia Offshore Drilling is listed on Oslo Axess.

The previously announced sale of the newly built jack-up drilling rig West Juno was completed in July 2011. Seadrill expects to record a gain on sale of approximately US$18 million related to this transaction in the third quarter 2011.

 On July 11, 2011, Integral Key Sdn Bhd ("IKSB") made an offer to acquire SapuraCrest Petroleum Bhd for a total consideration of RM5.87 billion, which is equivalent to RM4.60 per share. The acquisition consideration is to be satisfied by issuance of new shares in IKSB and a cash payment with split of 80% shares and 20% cash. On August 5, 2011, the Board of SapuraCrest Petroleum Bhd inform that they had evaluated the proposal and resolved to accept the offer from IKSB. The proposed merger, which is subject to a number of approvals, will be voted on in an Extraordinary General Meeting later this year.

In early August, Archer announced the acquisition of the US drilling service company, Great White Energy Services. In light of the developments in the financial markets, the initially agreed purchase price was reduced from US$742 million to US$630 million on a cash and debt free basis. The transaction is fully financed by Archer's existing bank syndicate through a combination of bank debt and a bridge facility, which is due on December 31, 2011. To expedite the financing, Archer's largest shareholders, Seadrill and Lime Rock, have given certain undertakings to the lending banks and the company including upholding their total ownership share in any equity offering.

Unaudited notes to the condensed financial statements

Statement by the Board of Directors and Chief Executive Officer

We confirm, to the best of our knowledge, that the condensed financial statements for the period 1 January to 30 June 2011 has been prepared in accordance with US GAAP – Interim Financial Reporting, and gives a true and fair view of the Group's assets, liabilities, financial position and profit as a whole. We also confirm, to the best of our knowledge, that the interim report includes a fair review of important events that have occurred during the first six months of the financial year and their impact on the condensed financial statements, a description of the principal risks and uncertainties for the remaining six months of the financial year, and major related transactions.

August 25, 2011

The Board of Directors	Alf C. Thorkildsen
Seadrill Limited	CEO Seadrill Management AS
Hamilton, Bermuda	Stavanger, Norway